# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Telos Corporation, CIK 0000320121
CUSIP: 87969B101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 19886 Ashburn Road, Ashburn, Virginia (VA), 20147
Date of event which requires filing of this statement: 11/17/2020
Filed by CIK 0001356849
Persons authorized to receive notices and communications: E. Hutchinson Robbins, Jr., 19886 Ashburn Road, Ashburn, Virginia (VA), 20147, 703-726-2270

## Reporting persons
- John B. Wood (CIK 0001356849): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 6,815,139; shared voting power 0; sole dispositive power 6,815,139; shared dispositive power 0; aggregate amount beneficially owned 6,815,139 (9.1% of the class)
  Comment: This Schedule 13D is being filed late due to an inadvertent administrative error.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Telos Corporation
Address of issuer's principal executive offices: 19886 Ashburn Road, Ashburn, Virginia (VA), 20147

## Item 2. Identity and Background
Name of person filing: This Statement is filed by John B. Wood ("Reporting Person").
Residence or business address: The address for the Reporting Person is c/o Telos Corporation, 19886 Ashburn Road, Ashburn, Virginia 20147
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.
Criminal convictions in the last five years: During the past five years, the Reporting Person was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person acquired the shares of Common Stock reported herein through the following methods:

(a) Equity Incentive Plan Awards. The Reporting Person received shares of Common Stock from time to time through the Issuer's equity incentive plans, including the Telos Corporation 2016 Omnibus Long-Term Incentive Plan (as amended from time to time, the "2016 LTIP") and predecessor equity plans of the Issuer, in connection with his service as Chief Executive Officer of the Issuer. Such shares were acquired through the grant and vesting of restricted stock units, performance stock units, exercise of stock options, and other equity-based awards. No cash consideration was paid by the Reporting Person for shares acquired through equity incentive plan awards.

(b) Open Market Purchases. The Reporting Person purchased shares of Common Stock from time to time in open market transactions using personal funds.

(c) Shared Savings Plan. Certain shares reported as beneficially owned by the Reporting Person are held for his benefit by the Telos Corporation Shared Savings Plan (the "Plan"), a tax-qualified defined contribution plan maintained by the Issuer for its employees. Such shares were acquired through employer contributions and/or participant-directed investments under the Plan.

(d) Shares Held Through JJJJJV, LLC. Certain shares reported as beneficially owned by the Reporting Person are held by JJJJJV, LLC, a limited liability company in which the Reporting Person is the principal and controls voting and dispositive power over the shares held thereby.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the shares of Common Stock reported herein (a) from time to time through the Issuer's equity incentive plans, including the grant and vesting of restricted stock units, exercise of stock options, and other equity-based awards pursuant to the Telos Corporation 2016 Omnibus Long-Term Incentive Plan (as amended from time to time, the "2016 LTIP") and predecessor equity plans of the Issuer, and (b) through open market purchases of shares of Common Stock.

The Reporting Person acquired and holds the shares of Common Stock in connection with his service as Chairman of the Board of Directors and Chief Executive Officer of the Issuer. In those capacities, and consistent with his duties as an executive officer and director, the Reporting Person participates in the management and strategic direction of the Issuer on an ongoing basis, including with respect to the matters described in Item 4(a) through (j) of Schedule 13D as they arise in the ordinary course of business. The Reporting Person did not acquire the shares of Common Stock reported herein for the purpose of, and the acquisitions did not have the effect of, changing or influencing control of the Issuer outside of his service in such capacities.

Except as described above and as may arise from time to time in the ordinary course of the Reporting Person's service as Chairman and Chief Executive Officer of the Issuer, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in Item 4(a) through (j) of Schedule 13D.

Notwithstanding the foregoing, the Reporting Person may, from time to time, (i) acquire additional shares of Common Stock, including through future equity awards under the Issuer's equity incentive plans, the exercise of stock options, open market purchases, or otherwise, (ii) dispose of shares of Common Stock in open market transactions or otherwise, or (iii) formulate other purposes, plans, or proposals regarding the Issuer or its securities, in each case in light of the Reporting Person's evaluation of the Issuer's business, prospects, and financial condition, his duties as Chairman and Chief Executive Officer, general market and industry conditions, his personal financial circumstances (including tax and estate planning considerations), and other factors. Any such activities may be effected at any time and from time to time without prior notice.

This Schedule 13D was required to be filed within ten calendar days following November 17, 2020, the date on which the Reporting Person's beneficial ownership of Common Stock first exceeded five percent of the outstanding shares of Common Stock registered under Section 12 of the Securities Exchange Act of 1934, as amended, in connection with the Issuer's initial public offering. This Schedule 13D was not filed within the required time period due to inadvertent administrative error. The Reporting Person is filing this Schedule 13D promptly upon discovery of the filing obligation. The late filing was not the result of any intent to evade the reporting requirements of Section 13(d) of the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of July 24, 2026, the Reporting Person beneficially owned an aggregate of 6,815,139 shares of Common Stock, representing approximately 9.1% of the 74,819,175 shares of Common Stock outstanding. The number and percentage of shares of Common Stock beneficially owned by the Reporting Person as of the date of this filing are also set forth in Rows 11 and 13 on the cover page of this Statement.

As of November 17, 2020 (the date of event requiring this filing, which corresponds to the closing of the Issuer's initial public offering and the date on which the Reporting Person's beneficial ownership first exceeded five percent of the outstanding shares of Common Stock registered under Section 12 of the Exchange Act), the Reporting Person beneficially owned approximately 5,573,344 shares of Common Stock, representing approximately 8.8% of the approximately 63,310,000 shares of Common Stock outstanding at that time.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date of this Statement, the Reporting Person has sole voting power with respect to 6,815,139 shares of Common Stock, shared voting power with respect to -0- shares of Common Stock, sole dispositive power with respect to 6,815,139 shares of Common Stock, and shared dispositive power with respect to -0- shares of Common Stock. The shares reported above include:
(i) 5,216,228 shares held directly by the Reporting Person;
(ii) 196,893 shares held for the benefit of the Reporting Person by the Telos Corporation Shared Savings Plan; and
(iii) 1,402,018 shares held by JJJJJV, LLC, a limited liability company in which the Reporting Person is the sole principal and over which he exercises sole voting and dispositive power. The Reporting Person may be deemed to beneficially own the shares held by JJJJJV, LLC and the shares allocated to his account under the Shared Savings Plan by virtue of his voting and/or dispositive power over such shares.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transaction in Common Stock during the past 60 days, other than the receipt of a grant of 362,734 restricted share units on May 26, 2026. No cash consideration was paid by the Reporting Person for such grant. These units are excluded from the aggregate beneficial ownership figure in Item 5(a).
Other persons with the right to receive dividends or sale proceeds: Except as set forth in Item 5(b) above with respect to shares held by JJJJJV, LLC, no other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person. JJJJJV, LLC, as beneficial holder of shares attributed to the Reporting Person, has the direct right to receive dividends on the shares it holds.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- John B. Wood: /s/ John B. Wood, John B. Wood/ Chairman and CEO (07/24/2026)